

December 4, 2014

Via E-mail
Beth Ela Wilkens
Corporate Secretary
IEC Electronics Corp.
105 Norton Street, PO Box 271
Newark, NY 14512

      Re: IEC Electronics Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed November 25, 2014
               File No. 1-34376

Dear Ms. Wilkens:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Page

1. Please use an EDGAR tag for the filing that identifies it as a contested solicitation.

2. Please include all of the participants as filers on the cover of the Schedule 14A.

General

3. Fill in all of the blanks throughout the filing. Information that is subject to change may be bracketed to so indicate.

4. Do you plan to solicit proxies via Internet chat rooms? If so, tell us which Web sites you plan to utilize in your response letter.

Background of the Solicitation, page 5

5. Generally expand the discussion of past contacts between IEC and representatives of Vintage. The following are some matters that should be clarified in your revised filing:

- What prompted the meeting between Messrs. Gilbert and Kahn on April 22, 2014? What contacts, if any, led up to this meeting, who requested it, and for what stated purpose?

- What was discussed at the April 22, 2014 meeting?

- What prompted the October 2, 2014 meeting between Messrs. Gilbert and Kahn? Who requested it, and for what stated purpose?

- What was discussed at the October 2, 2014 meeting?

- What information about IEC did Mr. Kahn request at the October 2, 2014 meeting?

- Why did the Company determine it was inappropriate to provide the information Mr. Kahn requested even if he and Vintage entered into a confidentiality agreement

6. Refer to the disclosure at the bottom of page 7. Where appropriate in the proxy statement, identify the Vintage nominees who you relationships with the Company's competitors that you believe could create conflicts of interest for such nominees. In your expanded disclosure, indicate whether of your current Board members or nominees have relationships with competitors of IEC.

7. Refer to the disclosure about Mr. Jeffrey Schlarbaum at the bottom of page 7. Explain what specific experiences with Mr. Schlarbaum during his time as an employee of IEC causes you to conclude he would not be an appropriate addition to the Board.

Proposal 1. Election of Directors, page 9

8. State if true that your nominees have consented to be named in the proxy statement. See Rule 14a-4(d).

9. You state that if any of your nominees "is not a candidate at the time the election occurs, the proxy will be voted for the election of another nominee to be designated by the board to fill any such vacancy." Rule 14a-4(c) limits the scope of discretionary authority conferred with a proxy. Tell us the authority under which you believe you may substitute an alternate nominee designated to replace a nominee named in the proxy. In the alternative, revise the cited language. We may have further comments.

10. Refer to the disclosure at the top of page 10 stating that only proxies and ballots marked FOR all nominees, WITHHELD all nominees or specifying that votes be withheld from one or more designated nominees will be considered valid. Clarify or modify this language so that it is clear you are referring only to your own proxy card. We note that Vintage's proxy card is differently captioned.

11. In the same paragraph, clarify what you mean by the statement that "[v]otes that are withheld are excluded entirely from the cote and will have no effect." Clarify the significance of the withheld votes given the plurality voting standard for the election of directors.

12. Describe the impact of the election of some or a majority of Vintage's nominees under the Company's stock option, compensation and other plans. Quantify where possible.

Form of Proxy

13. Please clearly mark the form of proxy and the proxy statement itself (on the front cover page) as "preliminary." Refer to Rule 14a-6(e)(1).

14. We note the language under 4 on the form of proxy. If you intend to use proxies solicited to vote to adjourn the meeting to solicit additional proxies, you must set this forth as a separate matter on the card and explicitly solicit proxy authority for this purpose. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Beth Ela Wilkens, Esq.
IEC Electronics Corp.
December 4, 2014
Page 4

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: William Lamb, Esq. (via email)